UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 0-21116

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

USANA Health Sciences 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

USANA HEALTH SCIENCES, INC.

3838 West Parkway Blvd., Salt Lake City, Utah 84120

(Address of principal executive offices, Zip Code)

USANA HEALTH SCIENCES, INC.

FORM 11-K

For the Year Ended December 31, 2005

INDEX

Financial Statements and Schedules
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule of Assets (Held at End of Year)

Signature

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrators of the

USANA Health Sciences 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the USANA Health Sciences 401(k) Plan (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the USANA Health Sciences 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit of the financial statements was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 8, 2006

USANA Health Sciences 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments	$13,331,548	$11,548,545
Cash	8,023	8,206

Total Assets	13,339,571	11,556,751

Liabilities	—	—

Net assets available for benefits	$13,339,571	$11,556,751

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$1,234,577
Interest and dividend income	28,217

Total investment income	1,262,794

Contributions:
Employee	1,063,981
Employer	354,179

Total contributions	1,418,160

Total additions	2,680,954

DEDUCTIONS
Benefits paid to participants	898,134

Net increase	1,782,820

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,556,751

End of year	$13,339,571

The accompanying notes are an integral part of these statements.

USANA Health Sciences 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

The following description of the USANA Health Sciences 401(k) Plan (the “Plan”) provides only general information.  Participants and other financial statement users should refer to the Plan agreement for a more complete description of the Plan’s provisions.

1.                         General

The Plan is a defined contribution plan covering all employees of USANA Health Sciences, Inc. (the “Company”) who have attained three months of service and are age 18 or older.  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

2.                         Contributions

Each year participants may elect to contribute up to 75 percent of pretax annual compensation subject to certain limits as defined in the Plan.  Contributions are limited by the IRC, which established a maximum contribution of $14,000 ($18,000 for participants over age 50) for the year ended December 31, 2005.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company provides a matching contribution equal to 50 percent of the first six percent of a participant’s compensation that is contributed as an elective deferral by the participant.  Furthermore, the Company’s board of directors may authorize additional contributions to the Plan.

Participants may direct their investments into one or more of the following investment options offered by the Plan, with no more than 25 percent of their investment allocations directed into shares of the Company’s common stock:

a)              USANA Health Sciences, Inc. Common Stock.

b)             The Growth Fund of America — seeks to provide long-term growth of capital through a diversified portfolio, with investments primarily in common stocks, convertibles, preferred stocks, U.S. Government securities, bonds, and cash.

c)              Washington Mutual Investors Fund — invests in common stocks and securities convertible into common stocks.

d)             EuroPacific Growth Fund — seeks to provide long-term growth by investing in growing companies based primarily outside of the U.S.

e)              SMALLCAP World Fund — small-company growth fund that invests globally.

f)                The Income Fund of America — seeks investments in both the stock and bond markets that provide an opportunity for above-average current income and long term growth.

g)             Fundamental Investors — seeks undervalued and overlooked opportunities with potential for long-term growth.

h)             The Bond Fund of America — invests in corporate debt securities, U.S. and other Government securities, mortgage-related securities, and cash.

i)                 American Balanced Fund — invests primarily in common stocks, preferred stocks, bonds, convertibles, and cash.

j)                 U.S. Government Securities Fund — invests primarily in securities backed by the U.S. Government.

k)              American High-Income Trust — broadly diversified portfolio of lower-rated and unrated, higher risk corporate bonds.

l)                 New World of America — seeks long-term capital appreciation primarily through investment in equity securities.

m)           The Cash Management Trust of America — seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high-quality money market instruments.

3.                         Participant accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) earnings.  The allocation of the Company’s discretionary contributions and forfeitures is based on each participant’s earnings, as defined in the Plan.  The allocation of earnings is based on a participant’s weighted-average account balance, as defined in the Plan.

4.                         Vesting

Participants are fully vested in their voluntary contributions, including any investment earnings on those contributions.  The Company’s matching and discretionary contributions vest at 25 percent per year beginning after the completion of one year of service.  A participant is 100 percent vested after four years of service.

5.                         Participant loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, ranging from 5 percent to 11 percent, which are commensurate with local prevailing rates at the time of loan origination.  Principal and interest is paid ratably through payroll deductions.  Loans are paid back over five year periods, unless the loan was used to purchase a principal residence, in which case the payback period is not to exceed 30 years.

6.                         Benefits paid to participants

On termination of service due to death, permanent disability, or retirement, a participant or beneficiary may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service due to other reasons, the Plan may make a lump-sum distribution of the value of the participant’s vested benefit during the Plan year following such termination of service.

7.                         Forfeited accounts

At December 31, 2005, forfeited non-vested accounts totaled $20,613 ($27,720 at December 31, 2004).  These accounts will be used to reduce future employer contributions.  Also, during 2005, employer contributions were reduced by $36,536 from forfeited non-vested amounts.

8.                         Expenses

The Company, as the Plan sponsor, pays all administrative expenses of the Plan.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.                           Basis of accounting

The financial statements of the Plan are presented using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

2.                           Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrators to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results may differ from those estimates.

3.                           Investment valuation and income recognition

Quoted market prices are used to value investments in shares of USANA Health Sciences, Inc. common stock and in mutual funds, except for the Trust Advisors Stable Value Plus Fund, which is discussed further below.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Participant loans are valued at cost, which approximates fair value.  Net appreciation (depreciation) caused by fluctuations in the market value of investments is reflected in the Statement of Changes in Net Assets Available for Benefits.  Amounts invested earn interest and dividends, which in turn are reinvested.

In general, the Plan’s securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis.  Income from interest is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Earnings and losses within each fund are allocated to participants based on their proportionate shares in the fund.

Circle Trust Company, the previous trustee of the Plan, was placed into regulatory receivership on September 30, 2005.  On that same date, the CTC Stable Value Fund (the “CTC Fund,” a proprietary fund of the Circle Trust Company), in which the Plan held investments totaling $1,020,409 at December 31, 2005, filed a voluntary bankruptcy petition.  Prior to filing the bankruptcy petition, the CTC Fund was merged into, and is now known as, the Trust Advisors Stable Value Plus Fund (“Trust Advisors Fund”), a master fund in which the CTC Fund had previously held investments.  Effective October 28, 2005, M G Trust Company was appointed as the new trustee of the Plan to replace Circle Trust Company.  M G Trust Company now manages all investment options under the Plan, with the exception of the Trust Advisors Fund.  The Trust Advisors Fund has been frozen pending further review by an independent fiduciary appointed to manage the fund.  The Trust Advisors Fund is no longer an investment option under the Plan.  A recent bankruptcy court filing listed the Trust Advisors Fund value as of April 30, 2006 at 100.87% of the Fund’s value at September 30, 2005, which does not include undisputed claims against the fund (estimated at 0.25%), bankruptcy fees accrued thus far (estimated at 0.27%), or fees related to significant legal matters being worked on in parallel with the bankruptcy proceeding.  The independent fiduciary has stated a goal of avoiding loss of any principal by investors in the Trust Advisors Fund.  However, there can be no assurance of this outcome.  Further, Digital Retirement Solutions, the Plan’s third-party administrator, has indicated its intent to help offset potential losses to the plans it serves.  However, there can be no assurance of this outcome.

4.                           Benefits paid to participants

Benefits are recorded when paid.  As of December 31, 2005, $2,975 in distributions had been requested but not paid.

NOTE C — INVESTMENTS

All investment options are participant-directed.  The following is a summary of the fair value of the Plan’s investments at December 31, 2005 and 2004.  Investments representing five percent or more of ending net assets are separately identified.

	2005	2004

USANA Health Sciences, Inc. Common stock	$2,821,585	$2,806,359
The Growth Fund of America	2,089,085	1,572,439
Washington Mutual Investors Fund	1,613,891	1,595,542
EuroPacific Growth Fund	1,347,660	1,054,958
SMALLCAP World Fund	1,335,475	1,103,183
Trust Advisors Stable Value Plus Fund	1,020,409	846,821
The Income Fund of America	927,864	826,745
Other	2,175,579	1,742,498

Total Investments	$13,331,548	$11,548,545

Net appreciation in the fair value of investments includes all investments bought and sold during the year, as well as held at year-end.  During the year ended December 31, 2005, the Plan’s investments appreciated in value as follows:

Mutual funds	$862,237
Common stock	372,340
$1,234,577

NOTE D — RELATED-PARTY TRANSACTIONS

Plan assets include common stock of the Company totaling $2,821,585 at December 31, 2005 ($2,806,359 at December 31, 2004).  The Company is the Plan Administrator as defined by the Plan and, therefore, transactions with respect to shares of the Company’s common stock qualify as party-in-interest transactions.  The Plan held 73,555 shares of common stock of the Company at December 31, 2005 (82,057 at December 31, 2004).

Loans to Plan participants totaling $511,366 as of December 31, 2005 ($393,268 as of December 31, 2004) are also considered party-in-interest transactions.  Interest income pertaining to participant loans totaled $27,129 for 2005.

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

NOTE F — TAX STATUS

The Plan has adopted a Prototype Plan for which the Internal Revenue Service has issued a favorable opinion letter dated November 19, 2001, covering the qualification of the Plan.  The Plan Administrator and its qualified tax counsel do not anticipate the changes in the Plan after the date of the Internal Revenue Service opinion letter will affect the qualified and tax-exempt status of the plan.  Accordingly, the financial statements of the Plan do not include an income tax provision.

USANA Health Sciences 401(k) Plan

SUPPLEMENTAL INFORMATION

Employer Identification Number:  87-0500306

Plan Number:  001

SCHEDULE H, PART IV 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2005

(a)	(b)	(c)	(e)
	DESCRIPTION	SHARES	FAIR VALUE

	Corporate Stocks - Common
*	USANA Health Sciences, Inc.	73,555	$2,821,585

	Mutual Funds
	The Growth Fund of America	67,696	2,089,085
	Washington Mutual Investors Fund	52,331	1,613,891
	EuroPacific Growth Fund	32,790	1,347,660
	SMALLCAP World Fund	37,864	1,335,475
	Trust Advisors Stable Value Plus Fund	30,439	1,020,409
	The Income Fund of America	51,235	927,864
	Fundamental Investors	16,139	571,324
	The Bond Fund of America	19,139	253,019
	American Balanced Fund	17,571	313,114
	U.S. Government Securities Fund	10,693	144,244
	American High-Income Trust	11,096	134,369
	New World of America	1,504	58,190

	Money Market Fund
	The Cash Management Trust of America		189,953

*	Loans to participants	121 loans with
		interest rates ranging
		from 5 - 11%	511,366
			$13,331,548

* Party-in-interest

Note - Column (d), cost, is not required because all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

USANA Health Sciences 401 (k) Plan

Date: June 22, 2006	/s/ Gilbert A. Fuller
Gilbert A. Fuller
Chief Financial Officer (Principal Financial and Accounting Officer) Employer Plan Sponsor